July 17, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Nudrat Salik

                  Era Anagnosti

Re:	MasTec, Inc.
File No. 1-8106
Comment Letter Dated June 21, 2012

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”). On behalf of the Company, I confirm receipt of the Comment Letter. In addition, per the telephonic conversation between the Company’s counsel, Drew M. Altman, and Nudrat Salik, of the Staff of the Securities and Exchange Commission, held on July 17, 2012, I confirm that the Company will provide its response to the Comment Letter no later than August 3, 2012.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (305) 406-1811, or alternatively, at the Company’s address contained in the Comment Letter, with a copy to Albert de Cardenas, the Company’s general counsel, at the same address.

Very truly yours,

/s/ T. Michael Love
T. Michael Love Vice President and Corporate Controller